UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   Form U-3A-2/A

                                                       File No. . . . . .69-348

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                      To be Filed Annually Prior to March 1

                               AGL RESOURCES INC.
                                       and
                            ATLANTA GAS LIGHT COMPANY
                                (Name of Company)


hereby file with the Securities and Exchange Commission, pursuant to Rule 2, their respective statements claiming exemption as holding companies from the provisions of the Public Utility Holding Company Act of 1935, and submit the following information:

AGL RESOURCES INC.

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

AGL Resources Inc.("AGLR") is a Georgia corporation incorporated on November 27, 1995 and has its principal executive offices at 303 Peachtree Street, Atlanta, Georgia 30308.

AGLR was incorporated primarily for the purpose of becoming the holding company for Atlanta Gas Light Company ("AGLC"), a natural gas distribution utility, and its subsidiaries.

AGLR  has  seven   wholly-owned   subsidiaries,   each  of  which  are   Georgia
corporations:

  (a) AGLC, a regulated public utility, which distributes natural gas to customers in central, northwest, northeast and southeast Georgia. AGLC has one regulated natural gas utility subsidiary, Chattanooga Gas Company ("Chattanooga"), a Tennessee corporation, which operates a natural gas distribution system in the cities of Chattanooga and Cleveland, Tennessee and surrounding areas.

  (b)    AGL  Interstate   Pipeline   Company  (AGL  Interstate   Pipeline),   a
         nonregulated subsidiary, established to provide interstate pipeline services to customers in Georgia and Tennessee;

  (c) AGL Peaking Services, Inc. (AGL Peaking Services), a nonregulated subsidiary, established to provide natural gas storage and peaking services to AGLC and other southeastern customers;

  (d) AGL Energy Services, Inc. ("AGL Energy Services"), a nonregulated gas supply services company. AGL Energy Services has one nonregulated subsidiary, Georgia Gas Company, a Georgia corporation, which has minor interests in natural gas production activities;

  (e) AGL Investments, Inc. ("AGL Investments"), a nonregulated subsidiary, established to develop and manage certain nonregulated businesses. AGL Investments has seven nonregulated subsidiaries, each of which is a Georgia corporation:

         (1)  AGL Propane, Inc. (retail propane sales);
         (2) AGL Energy Wise Services, Inc. (energy management services to commercial and industrial markets);
         (3)  AGL Consumer Services, Inc. (consumer products and services);
         (4) AGL Gas Marketing, Inc. (natural gas sales, transportation, risk management and storage services);
         (5)  AGL Power Services, Inc. (power marketing and related services)
         (6)  Trustees Investments, Inc. (real estate holdings);
         (7)  Georgia Energy Company (natural gas vehicle conversion services);

  (f) AGL Resources Service Company ("Service Company"), a nonregulated subsidiary that provides corporate support services to AGL Resources and its subsidiaries; and

  (g) The Energy Spring, Inc., a nonregulated retail energy marketing company.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         AGLR's properties consist primarily of the utility properties of AGLC. AGLC's properties consist primarily of natural gas distribution systems and related facilities and local offices serving 231 cities and surrounding areas in the State of Georgia. As of December 31, 1997, the Company had 28,726 miles of mains, 5,952,000 Mcf. of liquefied natural gas ("LNG") storage capacity in three LNG plants located in Georgia and 269,160 gallons of liquefied petroleum gas storage capacity in one peak shaving plant located in Georgia. AGLC's wholly-owned subsidiary, Chattanooga, operates a natural gas distribution system and related facilities and local offices in 12 cities and surrounding areas in the State of Tennessee. As of December 31, 1997, Chattanooga had 1,657 miles of mains and 1,076,000 Mcf. of LNG storage capacity in its one LNG plant located in Tennessee.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                  Claimant                            Subsidiary
            AGL Resources Inc.                   Atlanta Gas Light Company
                                             (including Chattanooga Gas Company)

                      None                                182,867,415  Mcf.

     (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each company is organized.

                      NA                                  NA

     (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                      NA                                  NA

     (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                  NA                                     Purchased at State Line
                                                         or at City Gate
                                                         Metering Stations
                                                         in Georgia or Tennessee

                                                          10,617,678 Mcf.



              Purchased outside the              Purchased outside the
              State of Georgia                   States of Georgia and Tennessee

                                                          169,885,934 Mcf.

  4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas

                           NA                                 None

(b) Name of each system company that holds an interest in foreign utility company; and description of the interest held.

                           None                               None

(c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                           None                               None

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                           None                               None

(e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                           None                               None




ATLANTA GAS LIGHT COMPANY

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

Atlanta Gas Light Company ("AGLC") is a Georgia corporation organized in 1856 and has its principal executive office at 303 Peachtree Street, Atlanta, Georgia 30308.

AGLC's principal business is the distribution of natural gas to customers in central, northwest, northeast and southeast Georgia.

AGLC has one wholly-owned subsidiary, Chattanooga, which operates a natural gas distribution system in the cities of Chattanooga and Cleveland, Tennessee and surrounding areas.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

      (a)  Description of properties of AGLC:

     AGLC's properties consist primarily of natural gas distribution systems and related facilities and local offices serving 231 cities and surrounding areas in the State of Georgia. As of December 31, 1997, the Company had 28,726 miles of mains and 5,952,000 Mcf. of liquefied natural gas ("LNG") storage capacity in three LNG plants and 80,748 gallons of liquefied petroleum gas storage capacity in one peak shaving plant located in Georgia to supplement the gas supply in very cold weather or emergencies.

      (b) Description of properties of Chattanooga:

     Chattanooga   operates  a  natural  gas  distribution  system  and  related facilities and local offices serving 12 cities and surrounding areas in the State of Tennessee. As of December 31, 1997, Chattanooga had 1,657 miles of mains and 1,076,000 Mcf. of LNG storage capacity in its one LNG plant located in Tennessee.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

      (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

         Claimant                                     Subsidiary
     Atlanta Gas Light Company                       Chattanooga Gas Company

     157,321,181  Mcf.                                    25,546,234  Mcf.

     (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each company is organized.

         NA                                          NA

     (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

         NA                                          NA



     (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

         Purchased at State Line            Purchased at State Line
         or at City Gate                    or at City Gate
         Metering Stations                  Metering Stations
         in Georgia                         in Tennessee

         10,617,678  Mcf.                   None


         Purchased outside the              Purchased outside the
         State of Georgia                   State of Tennessee

         150,897,015  Mcf                   18,988,919  Mcf.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

    (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                  None                               None

    (b) Name of each system company that holds an interest in foreign utility company; and description of the interest held.

                  None                               None

    (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                  None                               None

    (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                  None                               None



    (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                  None                               None

                                    EXHIBIT A


     A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.


                               AGL RESOURCES INC.


     The following financial statements of AGLR and its subsidiary companies are attached hereto as Exhibit A1:

      Condensed Consolidating Income Statements (Unaudited) for the Twelve Months Ended December 31, 1997

      Condensed Consolidating Earnings Reinvested Statements (Unaudited) for the Twelve Months Ended December 31, 1997

      Condensed Consolidated Balance Sheets (Unaudited) as of December 31, 1997



                            ATLANTA GAS LIGHT COMPANY


     The following financial statements of AGLC and its subsidiary companies are attached hereto as Exhibit A2:

      Condensed Consolidating Income Statements (Unaudited) for the Twelve Months Ended December 31, 1997

      Condensed Consolidating Earnings Reinvested Statements (Unaudited) for the Twelve Months Ended December 31, 1997

      Condensed Consolidated Balance Sheets (Unaudited) as of December 31, 1997

                       EXHIBIT B. Financial Data Schedule

     If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.


                 Item No.       Caption Heading

                    1           Total Assets
                    2           Total Operating Revenues
                    3           Net Income

                                    EXHIBIT C

     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

                              None

     The above-named claimants have caused this statement to be duly executed on its behalf by its authorized officer on this 18th day of March, 1998.


                                            AGL RESOURCES INC.
                                                        and
                                            ATLANTA GAS LIGHT COMPANY
                                                 (Name of Claimant)


                                             By:   /s/ J. Michael Riley
                                                J. Michael Riley
                                                Vice President and
                                                Chief Financial Officer

CORPORATE SEAL of AGL RESOURCES INC. appears here

CORPORATE SEAL of ATLANTA GAS LIGHT COMPANY appears here


Attest: /s/ Melanie M. Platt
     Melanie M. Platt
     Vice President and
     Corporate Secretary


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


     J. Michael Riley      Vice President and Chief Financial Officer
     (Name)                                 (Title)


         P.O. Box 4569, Atlanta, Georgia 30302
                           (Address)

                                                      AGL RESOURCES INC. AND SUBSIDIARIES
                                            Condensed Consolidating Income Statements (Unaudited)
                                              For the Twelve Months Ended December 31, 1997
                                                                 (Millions)




                   AGL            Atlanta     AGL       AGL      AGL                 The     Reclassifications
                   Resources      Gas         Energy    Invest-  Resources  AGL      Energy        and
                   before         Light       Services, ments,   Service    Capital  Spring,   Eliminations   Consolidated
                   consolidation  Company     Inc.      Inc.     Company    Trust    Inc.      Debit   Credit     Balances
                  --------------------------------------------------------------------------------------------------------

Operating Revenues     $0.0      $1,229.2     $17.6     $29.1    $0.0       $0.0      $61.4     $27.0   $0.0      $1,310.3
Cost of Gas                         727.1      12.3      19.0                          59.3             25.2         792.5
                  --------------------------------------------------------------------------------------------------------

  Operating Margin      0.0         502.1       5.3      10.1                           2.1                          517.8
                  --------------------------------------------------------------------------------------------------------

Other
Operating Expenses      1.4         339.6       1.8      13.2    (1.8)                  1.7              1.8         354.1
                  --------------------------------------------------------------------------------------------------------

Operating Income       (1.4)        162.5       3.5      (3.1)    1.8                   0.4                          163.7
                  --------------------------------------------------------------------------------------------------------

Other Income            2.9           8.0       0.3       5.8    (0.1)       3.5                  7.2                 13.2
                  --------------------------------------------------------------------------------------------------------

Income Before
Interest and Taxes      1.5         170.5       3.8       2.7     1.7        3.5        0.4                          176.9
                  --------------------------------------------------------------------------------------------------------

Interest Expense        3.5          52.7                                                                3.5          52.7

Dividends on
Preferred Stock         3.4           4.1                                                                              7.5
                  --------------------------------------------------------------------------------------------------------

Income Before
Income Taxes           (5.4)        113.7       3.8       2.7     1.7        3.5        0.4                          116.7
                  --------------------------------------------------------------------------------------------------------

Income Taxes           (2.7)         43.4       1.3       1.1     0.6                   0.2                           43.9
                  --------------------------------------------------------------------------------------------------------

Net Income            ($2.7)        $70.3      $2.5      $1.6    $1.1       $3.5       $0.2                          $72.8
                  ========================================================================================================

                                                            Exhibit A1

                                                           Page 1 of 4

                                              AGL RESOURCES INC. AND SUBSIDIARIES
                               Condensed Consolidating Earnings Reinvested Statements (Unaudited)
                                         For the Twelve Months Ended December 31, 1997
                                                         (Millions)


                    AGL            Atlanta     AGL       AGL      AGL                 The     Reclassifications
                    Resources      Gas         Energy    Invest-  Resources  AGL      Energy        and
                    before         Light       Services, ments,   Service    Capital  Spring,   Eliminations   Consolidated
                    consolidation  Company     Inc.      Inc.     Company    Trust    Inc.      Debit   Credit     Balances
                    -------------------------------------------------------------------------------------------------------

Earnings Reinvested
at Beginning
of Period            ($0.7)        $153.0      $0.2      $0.4     $0.9       $0.0     ($0.1)     $0.0    $0.0       $153.7

Net Income            (2.7)          70.3       2.5       1.6      1.1        3.5       0.2       3.7                 72.8
                    -------------------------------------------------------------------------------------------------------

Total                 (3.4)         223.3       2.7       2.0      2.0        3.5       0.1                          226.5
                    -------------------------------------------------------------------------------------------------------

Dividends

  Common Stock         0.1           60.8                                                                 0.1         60.8

  Adjustments
  to Retained
  Earnings             0.7                                                                                0.7          0.0

  Noncash Dividends                  83.3                                                                83.3
                    -------------------------------------------------------------------------------------------------------

Total                  0.8          144.1       0.0       0.0      0.0        0.0       0.0                           60.8
                    -------------------------------------------------------------------------------------------------------

Earnings Reinvested
at End of Period     ($4.2)         $79.2      $2.7      $2.0     $2.0       $3.5      $0.1      $3.7   $84.1       $165.7
                    =======================================================================================================

                                                                Page 2 of 4

                                                      AGL RESOURCES INC. AND SUBSIDIARIES
                                               Condensed Consolidating Balance Sheets (Unaudited)
                                                            as of December 31, 1997
                                                                    (Millions)


                       AGL            Atlanta     AGL       AGL      AGL                 The     Reclassifications
                       Resources      Gas         Energy    Invest-  Resources  AGL      Energy        and         Consol-
                       before         Light       Services, ments,   Service    Capital  Spring,   Eliminations     idated
                       consolidation  Company     Inc.      Inc.     Company    Trust    Inc.      Debit   Credit  Balances
                       ----------------------------------------------------------------------------------------------------
Current Assets
 Cash                   ($0.2)        $10.1       $0.2      $0.8     ($8.9)      $0.0     $8.9     $0.0     $3.0       $7.9

 Receivables-Net          3.6         205.1        2.9       5.3       1.9        3.5      7.4               3.9      225.8

 Receivables
 from Assoc.
 Companies              113.6         187.5        8.8       5.1     113.7                                 428.7        0.0

 Inventories

   Natural Gas
   Stored Underground                 109.3                                                                           109.3

   Liquefied
   Natural Gas                         17.7                                                                            17.7

   Materials
   and Supplies                         6.1                  0.6                                                        6.7

   Other                                                     4.7                           1.6                          6.3

 Deferred
 Purchased
 Gas Adjustment                        33.1                                                                            33.1

 Other                    1.4           0.1                  0.1       0.3                                              1.9
                       ----------------------------------------------------------------------------------------------------
   Total
   Current Assets       118.4         569.0       11.9      16.6     107.0        3.5     17.9                        408.7
                       ----------------------------------------------------------------------------------------------------
Property, Plant
and Equipment

  Utility Plant                     2,091.3                                                                         2,091.3

  Less Accumulated
  Depreciation                        661.4                                                                           661.4
                       ----------------------------------------------------------------------------------------------------

    Utility Plant-Net               1,429.9                                                                        1,429.9
                       ----------------------------------------------------------------------------------------------------
  Nonutility Property   445.6                      5.1      63.3      74.7       77.3      0.2      0.1    558.1      108.2

  Less Accumulated
  Depreciation            0.2                      1.8       5.2      23.6                 0.1                         30.9
                       ----------------------------------------------------------------------------------------------------
    Nonutility
    Property - Net      445.4           0.0        3.3      58.1      51.1       77.3      0.1                         77.3
                       ----------------------------------------------------------------------------------------------------
    Total Property,
    Plant and
    Equipment - Net     445.4       1,429.9        3.3      58.1      51.1       77.3      0.1                      1,507.2
                       ----------------------------------------------------------------------------------------------------
Deferred Debits and
Other Assets

  Unrecovered
  Environmental
  Response Costs                       53.3                                                                            53.3

  Investment in
  Joint Ventures                                                                                   37.2                37.2

  Other                   0.9          37.1                  4.1       1.0                          0.7                43.8
                       ----------------------------------------------------------------------------------------------------
    Total
    Deferred Debits       0.9          90.4        0.0       4.1       1.0                                            134.3
                       ----------------------------------------------------------------------------------------------------
    Total              $564.7      $2,089.3      $15.2     $78.8    $159.1      $80.8    $18.0                     $2,050.2
                       ====================================================================================================

                                                       Page 3 of 4

                                               AGL RESOURCES INC. AND SUBSIDIARIES
                                  Condensed Consolidating Balance Sheets (Unaudited) (Continued)
                                                    as of December 31, 1997
                                                           (Millions)



                       AGL            Atlanta     AGL       AGL      AGL                 The     Reclassifications
                       Resources      Gas         Energy    Invest-  Resources  AGL      Energy        and         Consol-
                       before         Light       Services, ments,   Service    Capital  Spring,   Eliminations     idated
                       consolidation  Company     Inc.      Inc.     Company    Trust    Inc.      Debit   Credit  Balances
                       ----------------------------------------------------------------------------------------------------
Current Liabilities

  Short-Term Debt        $0.0         $149.0       $0.0      $1.5     $0.0      $0.0     $0.0       $0.0     $0.0    $150.5

  Accounts Payable        0.5           88.5                  1.6     (1.6)              10.7        3.1               96.6

  Accounts Payable to
  Assoc. Companies       18.5          230.1        8.4      26.6    113.1                6.2      402.9                0.0

  Customer Deposits                     31.6                                                                           31.6

  Interest                3.5           20.1                                                         4.4               19.2

  Other                   0.4           60.6        0.5       0.1      0.1       1.9      0.9        4.8               59.7
                       ----------------------------------------------------------------------------------------------------
    Total
    Current
    Liabilities          22.9          579.9        8.9      29.8    111.6       1.9     17.8                         357.6
                       ----------------------------------------------------------------------------------------------------
Accumulated Deferred
Income Taxes              0.8          194.1        0.0       4.1      8.3                          18.7              188.6
                       ----------------------------------------------------------------------------------------------------
Long-Term Liabilities

  Accrued Pension Costs                                                                                                 0.0

  Accrued Postretirement
  Benefits Costs                        36.9                                                                           36.9

  Accrued Environmental
  Response Costs                        37.3                                                                           37.3

Deferred Credits                        59.3                  0.4                                                      59.7
                       ----------------------------------------------------------------------------------------------------
    Total
    Long-Term
    Liabilities                        133.5                  0.4                                                     133.9
                       ----------------------------------------------------------------------------------------------------
Capitalization

  Long-Term Debt                       660.0                                              0.1        0.1              660.0

  Subsidiary Obligated
  Manditorily Redeemable
  Preferred Securities   77.3                                                   75.0                78.0               74.3

  Equity Investment
  from Parent                                       3.6      42.5     37.2                          83.3                0.0

  Common Stock          284.0          276.8                                     2.3               279.1              284.0

  Premium on
  Capital Stock         183.9          165.8                                                       163.6              186.1

  Earnings Reinvested    (4.2)          79.2        2.7       2.0      2.0       1.6      0.1                82.3     165.7
                       ----------------------------------------------------------------------------------------------------
     Total
     Common
     Stock Equity       463.7          521.8        6.3      44.5     39.2       3.9      0.1                         635.8
                       ----------------------------------------------------------------------------------------------------
     Total
     Capitalization     541.0        1,181.8        6.3      44.5     39.2      78.9      0.2                       1,370.1
                       ----------------------------------------------------------------------------------------------------


     Total             $564.7       $2,089.3      $15.2     $78.8   $159.1     $80.8    $18.0                      $2,050.2
                       ====================================================================================================

                                                        Page 4 of 4

                   ATLANTA GAS LIGHT COMPANY AND SUBSIDIARIES
             Condensed Consolidating Income Statements (Unaudited)
                  For the Twelve Months Ended December 31, 1997
                                   (Millions)


                                                                     Reclassifications and
                                         Atlanta Gas                     Eliminations
                                       Light Company                 ---------------------
                                              Before   Chattanooga                        Consolidated
                                       Consolidation   Gas Company     Debit     Credit       Balances
                                       ---------------------------     -----     ------   ------------

Operating Revenues                          $1,132.0        $97.2                             $1,229.2
Cost of Gas                                    660.0         67.1                                727.1
                                       ---------------------------                        ------------
    Operating Margin                           472.0         30.1                                502.1
                                       ---------------------------                        ------------
Other Operating Expenses:
  Operating Expenses                           317.7         21.5        0.4                     339.6
                                       ---------------------------                        ------------
    Total Other Operating Expenses             317.7         21.5                                339.6
Income Taxes                                    43.4          2.8        2.7        8.2           40.7
                                       ---------------------------                        ------------
    Operating Income                           110.9          5.8                                121.8
                                       ---------------------------                        ------------
Other Income:
  Other Income and Deductions                   15.7         (0.2)       7.9        0.4            8.0
  Income Taxes                                                           2.7                      (2.7)
                                       ---------------------------                        ------------
    Other Income - Net                          15.7         (0.2)                                 5.3
                                       ---------------------------                        ------------
Income Before Interest Charges                 126.6          5.6                                127.1
Interest Charges                                52.2          1.1                   0.6           52.7
                                       ---------------------------                        ------------
Net Income                                      74.4          4.5       13.7        9.2           74.4
Dividends on Preferred Stock                     4.1                                               4.1
                                       ---------------------------                        ------------
Earnings Applicable to Common Stock            $70.3         $4.5                                $70.3
                                       ===========================                        ============



                                   Exhibit A2
                                  Page 1 of 4


                   ATLANTA GAS LIGHT COMPANY AND SUBSIDIARIES
       Condensed Consolidating Earnings Reinvested Statements (Unaudited)
                  For the Twelve Months Ended December 31, 1997
                                   (Millions)


                                                                     Reclassifications and
                                         Atlanta Gas                     Eliminations
                                       Light Company                 ---------------------
                                              Before   Chattanooga                        Consolidated
                                       Consolidation   Gas Company     Debit     Credit       Balances
                                       ---------------------------     -----     ------   ------------

Earnings Reinvested at Beginning of Period    $153.0        $32.0      $32.0                    $153.0
Net Income                                      70.3          4.5       13.7        9.2           70.3
                                       ---------------------------                        ------------
Total                                          223.3         36.5                                223.3
                                       ---------------------------                        ------------
Dividends
  Noncash Dividends                                                     83.3                      83.3
  Common Stock                                  60.8                                              60.8
                                       ---------------------------                        ------------
Total                                           60.8          0.0                                144.1
                                       ---------------------------------------------------------------
Earnings Reinvested at End of Period          $162.5        $36.5       45.7        9.2          $79.2
                                       ===============================================================



                   ATLANTA GAS LIGHT COMPANY AND SUBSIDIARIES
               Condensed Consolidating Balance Sheets (Unaudited)
                             as of December 31, 1997
                                   (Millions)


                                                                     Reclassifications and
                                         Atlanta Gas                     Eliminations
                                       Light Company                 ---------------------
                                              Before   Chattanooga                        Consolidated
                                       Consolidation   Gas Company     Debit     Credit       Balances
                                       ---------------------------     -----     ------   ------------

Utility Plant                               $1,943.3       $150.2                   2.2       $2,091.3
   Less Accumulated Depreciation               612.1         49.7        0.4                     661.4
                                       ---------------------------                        ------------
      Utility Plant-Net                      1,331.2        100.5                              1,429.9
                                       ---------------------------                        ------------
Other Property and Investments (less
  accumulated depreciation)                     82.4                               82.4            0.0
                                       ---------------------------                        ------------
Current Assets
   Cash                                          9.2          0.9                                 10.1
   Receivables-Net                             196.7         19.0        6.8       17.4          205.1
   Receivables from Assoc. Companies           188.3          1.5       20.9       23.2          187.5
   Inventories
      Natural Gas Stored Underground           103.9          5.4                                109.3
      Liquefied Natural Gas                     14.5          2.2        1.0                      17.7
      Materials and Supplies                     5.7          0.4                                  6.1
   Deferred Purchased Gas Adjustment            29.3                     3.8                      33.1
   Other                                         0.0          0.1                                  0.1
                                       ---------------------------                        ------------
      Total Current Assets                     547.6         29.5                                569.0
                                       ---------------------------                        ------------
Deferred Debits
   Unrecovered Environmental Response
     Costs                                      53.3                                              53.3
   Other                                        25.6          4.2       14.9        7.6           37.1
                                       ---------------------------                        ------------
      Total Deferred Debits                     78.9          4.2                                 90.4
                                       ---------------------------                        ------------
      Total                                 $2,040.1       $134.2                             $2,089.3
                                       ===========================                        ============



                   ATLANTA GAS LIGHT COMPANY AND SUBSIDIARIES
         Condensed Consolidating Balance Sheets (Unaudited) (Continued)
                             as of December 31, 1997
                                   (Millions)


                                                                     Reclassifications and
                                         Atlanta Gas                     Eliminations
                                       Light Company                 ---------------------
                                              Before   Chattanooga                        Consolidated
                                       Consolidation   Gas Company     Debit     Credit       Balances
                                       ---------------------------     -----     ------   ------------
Capitalization:
   Equity Investment from Parent              $357.2         $0.0      357.2                      $0.0
   Common Stock                                  0.0          0.0                 276.8         $276.8
   Premium on Capital Stock                      2.2                              163.6          165.8
   Earnings Reinvested                         162.6         36.3      122.7        3.0           79.2
                                       ---------------------------                        ------------
      Total Common Stock Equity                522.0         36.3                                521.8
                                       ---------------------------                        ------------
   Preferred Stock                                                                                 0.0
   Long-Term Debt                              660.0         35.3       35.3                     660.0
                                       ---------------------------                        ------------
      Total Capitalization                   1,182.0         71.6                              1,181.8
                                       ---------------------------                        ------------
Current Liabilities
   Short-Term Debt                             149.0         10.0       10.0                     149.0
   Accounts Payable                             81.8         34.2       27.5                      88.5
   Accounts Payable to Assoc. Companies        225.5                     1.3        5.9          230.1
   Customer Deposits                            29.7          1.9                                 31.6
   Interest                                     19.5          0.6        0.0                      20.1
   Other                                        43.7         10.4        2.5        9.0           60.6
                                       ---------------------------                        ------------
      Total Current Liabilities                549.2         57.1                                579.9
                                       ---------------------------                        ------------
Long-Term Liabilities
   Payable to AGL Resources - Accrued
      Pension Costs                             (1.3)                               1.3            0.0
   Payable to AGL Resources - Accrued
      Postretirement Benefits Costs             35.4                                1.5           36.9
   Accrued Environmental Response Costs         37.3                                              37.3
   Deferred Credits                             48.8          0.8        8.2       17.9           59.3
                                       ---------------------------                        ------------
      Total Long-Term Liabilities              120.2          0.8                                133.5
                                       ---------------------------                        ------------
Accumulated Deferred Income Taxes              188.7          4.7       18.0       18.7          194.1
                                       ---------------------------                        ------------
Contributions in aid of construction                                                               0.0
                                       ---------------------------                        ------------
      Total                                 $2,040.1       $134.2                             $2,089.3
                                       ===========================                        ============


[TYPE]                                             EX-27
[DESCRIPTION]                                      OPUR3 FDS FOR FORM U-3A-2
[ARTICLE]                                          OPUR3
[NAME]                                             AGL RESOURCES INC.
[MULTIPLIER]                                       1,000,000

[PERIOD-TYPE]                                      12-MOS
[FISCAL-YEAR-END]                                  SEP-30-1998
[PERIOD-START]                                     JAN-01-1997
[PERIOD-END]                                       DEC-31-1997
[BOOK-VALUE]                                       PER-BOOK
[TOTAL-ASSETS]                                            2050
[TOTAL-OPERATING-REVENUES]                                1310
[NET-INCOME]                                                73

[TYPE]                                             EX-27
[DESCRIPTION]                                      OPUR3 FDS FOR FORM U-3A-2
[ARTICLE]                                          OPUR3
[NAME]                                             ATLANTA GAS LIGHT COMPANY
[MULTIPLIER]                                       1,000,000

[PERIOD-TYPE]                                      12-MOS
[FISCAL-YEAR-END]                                  SEP-30-1998
[PERIOD-START]                                     JAN-01-1997
[PERIOD-END]                                       DEC-31-1997
[BOOK-VALUE]                                       PER-BOOK
[TOTAL-ASSETS]                                            2089
[TOTAL-OPERATING-REVENUES]                                1229
[NET-INCOME]                                                74